April 16, 2012
Sonia Gupta Barros
Special Counsel
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Puravita Corporation
Post-Effective Amendment to Registration Statement on Form S-1
Filed February 27, 2012
File No. 333-172892

Dear Ms. Barros;

The following are the responses to your comment letter dated March 9, 2012.

General

1. Please revise your registration statement to include updated financial statements. See Regulation S-X 3-12.

Revised to include updated financial statements.

2. We note that you have filed this post-effective amendment to extend the offering period by 270 days. The cover page of your prospectus, however, still states that the offering may terminate on the earlier of: (i) the date when the sale of all 2,000,000 shares to be sold by the issuer is completed, (ii) anytime after the minimum offering of 400,000 shares of common stock is achieved, or (ii) 180 days from the effective date of this document. Please update this disclosure so that it is clear when your offering will terminate. Please also note that Securities Act Rule 419(e)(2)(iv) requires that any funds in escrow be returned if an acquisition meeting the requirements of the rule has not occurred by a date 18 months after the effective date of the initial registration statement.

Updated to consistently extend the offering period by 270 days.   This puts the expiration of the offering period at September 12, 2012.

3. We note that your disclosure states that your fiscal year end is December 31. Please tell us why you have filed a Form 10-Q for the period ended December 31.

Disclosure revised to correctly reflect the year end of December 31.

4. Please confirm to us that to date no subscriptions have been placed in escrow.

To date no subscriptions have been placed in escrow.

Very truly yours,

Rory O’Dare
President